Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

PINNACLE FINANCIAL PARTNERS, INC.

PINNACLE BANK

and

CAPITALMARK BANK & TRUST

Dated as of April 7, 2015

TABLE OF CONTENTS

ARTICLE I. THE MERGER		2
1.1	The Merger	2
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Target Common Stock	2
1.5	Parent Capital Stock	5
1.6	Acquiror Capital Stock	5
1.7	Options	6
1.8	SBLF Redemption	7
1.9	Charter	7
1.10	Bylaws	7
1.11	Tax Consequences	7
1.12	Officers and Directors of Surviving Corporation	7
1.13	Appointment of Target Director to Parent’s and Acquiror’s Boards of Directors	8
1.14	Headquarters of Surviving Corporation	8

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		8
2.1	Deposit of Merger Consideration	8
2.2	Delivery of Merger Consideration	8

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR		10
3.1	Corporate Organization	10
3.2	Capitalization	11
3.3	Authority; No Violation	12
3.4	Consents and Approvals	13
3.5	Reports	14
3.6	Financial Statements	14
3.7	Broker’s Fees	15
3.8	Absence of Certain Changes or Events	15
3.9	Legal Proceedings	15
3.10	Taxes and Tax Returns	15
3.11	Employees	16
3.12	SEC Reports	17
3.13	Compliance with Applicable Law	18
3.14	Agreements with Regulatory Agencies	19
3.15	Deposit Insurance	19
3.16	CRA	19
3.17	Reorganization	19
3.18	Information Supplied	19
3.19	No Further Representations	20

(i)

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		20
4.1	Corporate Organization	20
4.2	Capitalization	20
4.3	Authority; No Violation	21
4.4	Consents and Approvals	22
4.5	Reports	22
4.6	Financial Statements	23
4.7	Broker’s Fees	23
4.8	Absence of Certain Changes or Events	24
4.9	Legal Proceedings	26
4.10	Taxes and Tax Returns	26
4.11	Employees	28
4.12	Employee Benefits	29
4.13	Compliance with Applicable Law	31
4.14	Certain Contracts	32
4.15	Agreements with Regulatory Agencies	32
4.16	Real Estate	33
4.17	Interest Rate Risk Management Instruments	34
4.18	Undisclosed Liabilities	34
4.19	Insurance	34
4.20	Intellectual Property; Data Privacy	34
4.21	Investment Securities	35
4.22	Regulatory Capitalization	36
4.23	Loans; Nonperforming and Classified Assets	36
4.24	Allowance for Loan and Lease Losses	37
4.25	Trust Business; Administration of Fiduciary Accounts	37
4.26	Investment Management and Related Activities	37
4.27	Repurchase Agreements	37
4.28	Deposit Insurance	38
4.29	CRA, Anti-money Laundering and Customer Information Security	38
4.30	Transactions with Affiliates	38
4.31	Environmental Liability	38
4.32	State Takeover Laws	39
4.33	Reorganization	39
4.34	Information Supplied	39
4.35	Internal Controls	39
4.36	Directors and Officers	39
4.37	Opinion of Target Financial Advisor	40
4.38	Disclosure	40
4.39	No Further Representations	41

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		40
5.1	Conduct of Businesses Prior to the Effective Time	40
5.2	Target Forbearances	40
5.3	Parent and Acquiror Forbearances	43

(ii)

ARTICLE VI. ADDITIONAL AGREEMENTS		44
6.1	Regulatory Matters	44
6.2	Access to Information	46
6.3	Shareholder Approval	47
6.4	Legal Conditions to Merger	48
6.5	Stock Quotation or Listing	48
6.6	Employee Benefit Plans; Existing Agreements	48
6.7	Indemnification; Directors’ and Officers’ Insurance	50
6.8	Additional Agreements	51
6.9	Advice of Changes	51
6.10	Acquisition Proposals	51
6.11	Financial Statements and Other Current Information	54
6.12	Exemption from Liability under Section 16(b)	54

ARTICLE VII. CONDITIONS PRECEDENT		55
7.1	Conditions to Each Party’s Obligation to Effect the Merger	55
7.2	Conditions to Obligations of Target	55
7.3	Conditions to Obligations of Acquiror and Parent	56

ARTICLE VIII. TERMINATION AND AMENDMENT		57
8.1	Termination	57
8.2	Effect of Termination	59
8.3	Termination Fee	60

ARTICLE IX. GENERAL PROVISIONS		61
9.1	Closing	61
9.2	Nonsurvival of Representations, Warranties and Agreements	61
9.3	Expenses	61
9.4	Notices	62
9.5	Interpretation	62
9.6	Amendment	63
9.7	Extension; Waiver	63
9.8	Counterparts	63
9.9	Entire Agreement	63
9.10	Governing Law	63
9.11	Waiver of Jury Trial	64
9.12	Publicity	64
9.13	Assignment; Third Party Beneficiaries	64
9.14	Severability	65
9.15	Delivery by Facsimile or Electronic Transmission	65
9.16	Specific Performance	65

(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2015 (this “Agreement”), by and among CAPITALMARK BANK & TRUST, a Tennessee state-chartered bank (“Target”), PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Parent”), and PINNACLE BANK, a Tennessee state-chartered bank and a direct, wholly-owned subsidiary of Parent (“Acquiror”).

RECITALS:

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Target will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), so that Acquiror is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, as a material inducement and as additional consideration to Parent to enter into this Agreement, certain holders of the Target’s Common Stock have entered into a voting agreement with Parent dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time, Target shall merge with and into Acquiror. Acquiror shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of Target shall terminate.

(b) The parties may by mutual agreement at any time change the method of effecting the combination of Target and Acquiror including without limitation the provisions of this Article I, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or form of Merger Consideration to be provided to holders of Target Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of Target Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Parent, Acquiror or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and the election, proration and redesignation provisions of Section 1.4(b), each share of the common stock, $1.00 par value per share, of Target (the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for Target Dissenting Shares (as defined below) and shares of Target Common Stock owned by Target, Parent or Acquiror (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by Target, Parent or Acquiror, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive either (i) 0.50 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Parent (the “Parent Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Stock Consideration”) or (ii) an amount in cash equal to the product of (A) 0.50 multiplied by (B) the average closing price of Parent Common Stock for the ten (10) trading days ending on the business day immediately preceding the Closing Date, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). Assuming that the SBLF Redemption (as defined below) is completed, no shares of preferred stock of Acquiror or Parent will be issued in connection with the transactions contemplated by this Agreement.

(b)(i) The number of shares of Target Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 10% of the number of shares of Target Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Cash Election Number”). For purposes of determining the Cash Election Number, holders of Target Dissenting Shares (as defined below) shall be deemed to have made a Cash Election (as defined below) unless such holder shall effectively withdraw or lose (through failure to perfect or otherwise) their right to payment as dissenting shareholders under the TBCA at or prior to the Effective Time. The number of shares of Target Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 90% of the number of shares of Target Common Stock outstanding immediately prior the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Stock Election Number”).

(ii) Subject to the proration and election procedures set forth in this Section 1.4(b), each holder of record of shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by Target, Parent, Acquiror or any of the subsidiaries of Parent or Acquiror (other than Trust Account Shares) and Target Dissenting Shares) will be entitled to elect to receive (a) the Cash Consideration for all such shares (a “Cash Election”), (b) the Stock Consideration for all of such shares (a “Stock Election”) or (c) the Cash Consideration for 10% of such shares and the Stock Consideration for 90% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Parent and reasonably acceptable to Target (a “Form of Election”). The Form of Election will include appropriate stock certificate transmittal materials which transmittal materials shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon delivery of a certificate or certificates representing shares of Target Common Stock to the Exchange Agent (as defined below) and instructions for use in effecting the surrender to the Exchange Agent of certificates for Target Common Stock in exchange for the Merger Consideration. Holders of record of shares of Target Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Target Common Stock held by each such Representative for a particular beneficial owner.

(iii) Parent and Target shall mail, or cause to be mailed, the Form of Election (including the stock certificate transmittal materials) to all persons who are holders of record of Target Common Stock on the record date for the Target Shareholders’ Meeting (as defined below), on a date that is no less than 20 business days prior to the Effective Time (or any such other date as Parent and Target may mutually agree (the “Mailing Date”)), and thereafter Parent and Target shall each use its reasonable efforts to make the Form of Election available to all persons who become holders of Target Common Stock subsequent to such day and no later than the close of business on the fifth business day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by 5:00 p.m., New York City time, on the 20th day following the Mailing Date (or such other time and date as Parent and Target may mutually agree) (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(iv) A holder of Target Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Parent or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Target Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(v) All shares of Target Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Target Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock to be converted into shares of Parent Common Stock exceeds the Stock Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Stock Election Number and the Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock to be converted into cash exceeds the Cash Election Number, the Exchange Agent, after the Election Deadline but prior to the Effective Time, shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the number of such shares to be converted into cash to the Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Cash Election Number and the Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 10 shares of Parent Common Stock in exchange for all of such holder’s shares of Target Common Stock. In this event, the Cash Election Shares of the remaining holders of shares of Target Common Stock shall be redesignated on a pro rata basis to achieve the Cash Election Number and the Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Holders of Target Dissenting Shares who are deemed to have made Cash Elections shall not be subject to the redesignation procedure described herein. Parent or the Exchange Agent shall make in good faith all computations contemplated by this Section 1.4(b) and all such computations shall be conclusive and binding on the holders of Target Common Stock.

(vi) After the redesignation procedure, if any, set forth in Section 1.4(b)(v) is completed, all Cash Election Shares and 10% of the shares of Target Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares and 90% of the shares of Target Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration.

(c) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a

“Certificate”) shall thereafter represent only the right to receive (i) a certificate representing the Stock Consideration in whole shares of Parent Common Stock together with any cash in lieu of fractional shares pursuant to Section 2.2(e); and/or (ii) the Cash Consideration deliverable with respect to the shares of Target Common Stock represented by such Certificate, into which the shares of Target Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of Target Common Stock other than shares of Target Common Stock owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) or Target Dissenting Shares shall be exchanged for (i) certificates representing whole shares of Parent Common Stock, equal to the Stock Consideration, together with any cash in lieu of fractional shares; and/or (ii) the Cash Consideration in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time and not prohibited by the terms of this Agreement, the outstanding shares of Parent Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement and the amount of Cash Consideration payable pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock (as defined below) that are owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Sections 48-23-201, et. seq. of the TBCA (“Target Dissenting Shares”) shall not be converted into the right to receive, or to be exchangeable for, the Merger Consideration but, instead, the holders thereof shall be entitled to payment of the appraised value of such Target Dissenting Shares in accordance with the provisions of Sections 48-23-201, et. seq. of the TBCA; provided, however, that (i) if any holder of Target Dissenting Shares shall subsequently deliver a written withdrawal of such holder’s demand for appraisal of such shares, or (ii) if any holder fails to establish such holder’s entitlement to dissenters’ rights as provided in Sections 48-23-201, et. seq. of the TBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Target Common Stock and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the Merger Consideration, without any interest thereon, as provided in Sections 1.4(a) and 1.4(b) and Article II hereof as if such holder or holders had made a Combination Election.

1.5 Parent Capital Stock. At and after the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Acquiror Capital Stock. At and after the Effective Time, each share of Acquiror common stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger. Schedule 1.6 sets forth the amount of Acquiror’s capital and the number of shares, and par value thereof, of Acquiror’s capital stock issued and outstanding as of December 31, 2014.

1.7 Options.

(a) Effective as of the Effective Time, each then outstanding option to purchase shares of Target Common Stock (each a “Target Stock Option”) issued pursuant to the equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”) to any current or former employee, director or organizer of, or consultant to, Target shall be assumed by Parent and shall be converted automatically into an option to purchase a number of shares of Parent Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) at an exercise price determined as provided below (and otherwise subject to the terms of the Target Stock Plans and the agreements evidencing the options thereunder):

(i) The number of shares of Parent Common Stock to be subject to the Assumed Stock Option shall be equal to the product of the number of shares of Target Common Stock subject to the Target Stock Option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

(ii) The exercise price per share of Parent Common Stock under the Assumed Stock Option shall be equal to (A) the exercise price per share of Target Common Stock under the Target Stock Option divided by (B) the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

In the case of any Target Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Target Stock Options immediately prior to the Effective Time (but taking into account any changes thereto, including the acceleration of vesting thereof, provided for in the Target Stock Plans or any other Target Benefit Plan or in any award agreement thereunder by reason of this Agreement or the transactions contemplated hereby); provided, however, that references to Target shall be deemed to be references to Parent.

(b) Parent has taken all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock upon the exercise of the Assumed Stock Options. As soon as reasonably practicable following the Closing Date, Parent shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act (defined below) with respect to the issuance of the shares of Parent Common Stock subject to the Assumed Stock Options and shall use its reasonable efforts consistent with customary industry standards to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.

(c) Not later than immediately prior to the Effective Time, Target shall take all such actions (including, without limitation, approval of any amendment thereto) as are necessary to reduce the number of shares that remain available for issuance under the Target Stock Plans from and after the Effective Time to zero, such that no holder of any Target Stock Option shall be entitled to receive additional options if the Acquiror shall thereafter increase the number of issued and outstanding shares of its common stock. Moreover, Target shall reasonably cooperate with efforts by Parent and Acquiror to secure waivers from each option holder of such option holder’s right, if any, to receive additional options in the event that Target, Acquiror or Parent shall issue additional shares of capital stock from and after the date hereof.

1.8 SBLF Redemption. Target and Parent each shall use its reasonable best efforts to cause or facilitate the redemption as of immediately prior to or concurrently with the Effective Time of each share of Target Series A Preferred Stock issued and outstanding in accordance with the terms of the Target Series A Preferred Stock (as defined in Section 4.2(a)) set forth in the Target Charter and the terms of any purchase agreement entered into by Target in connection with the issuance of the Target Series A Preferred Stock (the “SBLF Redemption”). Parent or Acquiror shall make all payments necessary to fund the SBLF Redemption. In furtherance of the foregoing, Target shall provide, and shall cause its officers, employees, agents, advisors and representatives, to provide, all reasonable cooperation and take all reasonable actions as may be requested by Parent or Acquiror in connection with such SBLF Redemption, including by (i) furnishing all information concerning Target that Parent or Acquiror or any applicable Regulatory Agency (as defined below) or Governmental Entity may request in connection with such redemption or with respect to the effects of such SBLF Redemption on Acquiror or its pro forma capitalization; (ii) assisting with the preparation of any analyses or presentations Parent or Acquiror deems necessary or advisable in its reasonable judgment in connection with such redemption or the effects thereof; and (iii) entering into any agreement with the holder of the Target Series A Preferred Stock to effect the redemption of such shares as Parent or Acquiror may reasonably request. Such Target Series A Preferred Stock shall, at the Effective Time, cease to exist, and the certificates for such shares shall be cancelled as promptly as practicable thereafter, and no payment or distribution (other than the amount necessary to accomplish the SBLF Redemption) shall be made in consideration therefor.

1.9 Charter. Subject to the terms and conditions of this Agreement, at the Effective Time, the Charter of Acquiror, as then amended (the “Acquiror Charter”), shall be the Charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the Bylaws of Acquiror, as then amended (the “Bylaws”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.12 Officers and Directors of Surviving Corporation. The officers and directors of Acquiror as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Corporation. The names and addresses of these individuals are set forth on Schedule 1.12 attached hereto.

1.13 Appointment of Target Director to Parent’s and Acquiror’s Boards of Directors. As soon as reasonably practicable following the Closing, Parent and Acquiror shall take all requisite action to elect Charles Brock, or if he is unable to serve, another member of Target’s Board of Directors as of the date hereof designated by Parent to Parent’s and Acquiror’s Boards of Directors.

1.14 Offices of Acquiror and Target; Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be 150 3rd Avenue South, Suite 900, Nashville, Tennessee 37201, which is the headquarters and principal executive offices of Acquiror as of the date hereof. As of the date hereof, Acquiror and Target maintain offices at the locations set forth on Schedule 1.14 attached hereto.

1.15 Approval of Shareholders and Commissioner. Prior to consummation of the Merger, this Agreement shall be approved by the shareholders of each of Target and Acquiror, and shall also be approved by the Commissioner of the Tennessee Department of Financial Institutions.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to each of Target, Parent and Acquiror (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of Parent Common Stock constituting the Stock Consideration and cash in lieu of any fractional shares with respect to the Stock Consideration (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for outstanding shares of Target Common Stock outstanding as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender to the Exchange Agent of a Certificate or Certificates for exchange and cancellation, together with such properly completed and duly executed letter of transmittal in such form as the Exchange Agent may reasonably require, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of Target Common Stock shall have become entitled pursuant to the provisions of Article I; and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average closing price of Parent Common Stock on the NASDAQ Global Select Market (“NASDAQ”), or such other securities market or stock exchange on which the Parent Common Stock then principally trades, for the ten (10) trading days ending on the business day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Parent. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of

Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, Parent, Acquiror, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

Except as disclosed in (a) the Parent Reports (defined below) filed after January 1, 2012, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Acquiror to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Parent’s or Acquiror’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Acquiror that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect), Parent and Acquiror hereby represent and warrant to Target as follows:

3.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Parent has the corporate and other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. As used in this Agreement, the term “Material Adverse Effect” means, (A) with respect to Target, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Target, or (ii) the ability of Target to timely consummate the transactions contemplated hereby and (B) with respect to Parent, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent and/or Acquiror to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (A)(i) and (B)(i) the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (I) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (II) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (III) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Parent, Acquiror or their respective Subsidiaries or Target, as the case may be, (IV) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (V) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (VI) actions or omissions of Parent, Acquiror or Target taken with the prior written consent of the other or required hereunder, (VII) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, or (VIII) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices, or trading volume, of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect.

(b) Parent is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Parent’s and the Acquiror’s Charter and Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to Target.

(c) Each Parent Subsidiary, including Acquiror, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Parent. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of ninety million (90,000,000) shares of Parent Common Stock, of which, as of March 31, 2015, 35,864,667 shares were issued and outstanding (inclusive of 770,176 shares of Parent Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”), of which, as of March 31, 2015, no shares were issued and outstanding. As of the date hereof, no shares of Parent Capital Stock were reserved for issuance except for (i) 629,732 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock (each a “Parent Stock Option”), (ii) 217,602 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights and (iii) 3,200 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units), in each case pursuant to the equity-based compensation plans of Parent (the “Parent Stock Plans”) as identified in Section 3.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Parent Stock Plans have been approved by the Parent’s shareholders, or shareholders of corporations that Parent has acquired, in accordance with the requirements of the TBCA and the Code.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Parent are issued or outstanding.

(c) Except as disclosed in Section 3.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries (including Acquiror), free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Parent has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Parent and Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Parent and Acquiror. The Board of Directors of each of Parent and Acquiror determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and Acquiror, respectively, and their respective shareholders. No other corporate proceedings on the part of either Parent or Acquiror are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquiror and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of each of Parent and Acquiror, enforceable against Parent and Acquiror in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by each of Parent and Acquiror, nor the consummation by each of Parent and Acquiror of the transactions contemplated hereby, nor compliance by each of Parent and Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the organization documents of Parent or Acquiror, as applicable, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Acquiror or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Acquiror or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Acquiror or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”) and approval of such applications and notices, (ii) the filing of any required applications, waiver requests or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, waiver requests and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of the NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, and (viii) the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued as a portion of the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 3.4 of the Parent Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. No vote or other approval of the shareholders or any of the securityholders of Parent is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby (including the issuance of Stock Consideration) in accordance with the terms hereof, whether by reason of applicable law, the organizational documents of Parent, the rules or requirements of any exchange or self-regulatory organization, including NASDAQ, or otherwise.

3.5 Reports. Each of Parent, Acquiror and their respective Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2012 with (i) the Board of Governors of the Federal Reserve System (the “FRB”), (ii) the FDIC, (iii) any state regulatory authority (each a “State Regulator”), including without limitation the TDFI, (iv) the SEC or (v) in the case of Acquiror prior to the date that it converted to a Tennessee state-chartered bank, the Office of the Comptroller of the Currency (the “OCC”), (collectively “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent, Acquiror and their respective Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent or Acquiror, investigation into the business or operations of Parent, Acquiror or any of their respective Subsidiaries since January 1, 2012, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations of Parent, Acquiror or any of their respective Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

3.6 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees. Except for Sterne, Agee & Leach, Inc., neither Parent nor Acquiror nor any of their respective Subsidiaries or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2014, through and including the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as disclosed in Section 3.9(a) of the Parent Disclosure Schedule, neither Parent, Acquiror nor any of their respective Subsidiaries is a party to any, and there are no pending or, to Parent’s and Acquiror’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent, Acquiror or any their respective Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Parent, Acquiror, any of their respective Subsidiaries or the assets of Parent, Acquiror or any of their respective Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All such Tax returns are accurate and complete in all material respects. There are no material disputes pending, or to the knowledge of Parent, claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Within the past five years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Parent has no liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Parent. All Taxes required to be withheld, collected or deposited by or with respect to Parent have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate. Parent has not been requested to grant, or has granted, any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. Parent has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code. Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employees.

(a) Section 3.11(a) of the Parent Disclosure Schedule sets forth a true and complete list of the material benefit or compensation plans, arrangements or agreements, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements that are sponsored by Parent or its Subsidiaries or maintained or contributed to, or required to be contributed to, for the benefit of current or former directors or employees of Parent and its Subsidiaries or with respect to which Parent or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “Parent Benefit Plans”).

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Parent is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Parent Benefit Plan is so qualified, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that are reasonably likely to adversely affect the qualified status of any such Parent Benefit Plan, (iii) no material liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Parent, would be deemed a “single employer” under Section 4001 of ERISA (a “Parent ERISA Affiliate”) that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring a material liability thereunder, (iv) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (v) all contributions due and payable by Parent or its Subsidiaries with respect to each Parent Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with GAAP, (vi) none of Parent, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vii) there are no pending or, to the knowledge of Parent and Acquiror, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Parent, Acquiror or any of their affiliates from Parent, Acquiror or any of their affiliates under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) There is no collective bargaining agreement in effect between Parent, Acquiror or any of their affiliates and any labor unions or organizations representing any of the employees of Parent, Acquiror or any of their affiliates. Neither Parent, Acquiror nor any of their affiliates have experienced any organized slowdown, work interruption strike or work stoppage by their employees, and, to the knowledge of Parent and Acquiror, there is no strike, labor dispute or union organization activity pending or threatened affecting Parent, Acquiror or any of their affiliates.

(e) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan.

3.12 SEC Reports. Parent has filed all required reports, schedules, registration statements and other documents with the SEC that it is required to file since January 1, 2012 (the “Parent Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13 Compliance with Applicable Law.

(a) Each of Parent, Acquiror and each of their respective Subsidiaries hold, and have at all times since January 1, 2012 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Parent and Acquiror, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Parent, Acquiror and each of their respective Subsidiaries have since January 1, 2012 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Parent, Acquiror or any of their respective Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Each of Parent, Acquiror and each of their respective Subsidiaries is and since January 1, 2012 has been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Each of Parent, Acquiror and each of their respective Subsidiaries has established and maintains a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil monetary penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor to the knowledge of Parent and Acquiror has Parent or any of its Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

3.15 Deposit Insurance. The deposits of Acquiror are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Acquiror has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s and Acquior’s knowledge, threatened.

3.16 CRA. Acquiror’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.

3.17 Reorganization. As of the date of this Agreement, neither Parent nor Acquiror is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Parent or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact about Parent or its Subsidiaries or omit to state any material fact about Parent or its Subsidiaries required to be stated therein or necessary in order to make the statements therein about Parent or its Subsidiaries, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by Target for inclusion in the Form S-4.

3.19 No Further Representations. Except for the representations and warranties set forth in Article III of this Agreement, Parent and Acquiror do not make, and shall not be deemed to make, any representation or warranty to Target, express or implied, with respect to the transactions contemplated by this Agreement, and Parent and Acquiror hereby disclaim any such representation or warranty not set forth in Article III of this Agreement

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Parent and Acquiror prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target), Target hereby represents and warrants to Parent and Acquiror as follows:

4.1 Corporate Organization.

(a) Target is a Tennessee state banking corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Target has full corporate and other power and authority to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target. Target’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Target when due. Target is a member of the FRB.

(b) True and complete copies of the Charter (the “Target Charter”) and Bylaws of Target, as in effect as of the date of this Agreement, have previously been made available by Target to Parent and Acquiror.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of twenty million (20,000,000) shares of Target Common Stock, of which 7,347,200 shares are issued and outstanding as of the date of this Agreement, and ten million (10,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), of which 18,212 shares have been designated as Non-Cumulative Perpetual Preferred Stock, Series A (the “Target Series A Preferred Stock”), and are issued and outstanding as of the date of this Agreement. As of the date hereof, no shares of Target Capital Stock were reserved for issuance except for 1,725,007 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to Target’s equity compensation plans (the “Target Stock Plans”). Section 4.2(a) of the Target Disclosure Schedule sets forth the name of each holder of Target Stock Options, and the number of Target Stock Options held by each such holder. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the rights under the Target Stock Plans which, as of the date of this Agreement, represent the right to acquire up to an aggregate of 1,725,007 shares of Target Common Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or any Voting Debt or stock appreciation rights of Target or obligating Target to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. Except for obligations under the terms of the Target Series A Preferred Stock, there are no outstanding contractual obligations of Target (A) to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or (B) pursuant to which Target is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock. All of the Target Stock Plans have been approved by the Target’s shareholders in accordance with the requirements of the TBCA and the Code.

(d) Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, Target does not own, directly or indirectly, any of the issued and outstanding shares of capital stock or other equity ownership interests of any entity.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of Target Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Target. The Board of Directors of Target determined that the Merger is advisable and in the best interest of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of the requisite percentage of the outstanding shares of Target Common Stock and the SBLF Redemption, no other corporate proceedings on the part of Target are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Parent and Acquiror) constitutes valid and binding obligations of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as set forth in Section 4.3(b) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions hereof, will (i) violate any provision of the Target Charter or the Bylaws of Target, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or any of its respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target is a party, or by which it or any of its properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FDIC and the TDFI and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target, and (viii) in connection with the SBLF Redemption, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 4.4 of the Target Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby.

4.5 Reports. Target has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2012 with the Regulatory Agencies, and all other reports and statements required to be filed by it since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target since January 1, 2012, except where such proceedings or investigation, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except as set forth in Section 4.5 of the Target Disclosure Schedule, there (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target, and (y) have been no material formal or informal inquires by, or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target since January 1, 2012.

4.6 Financial Statements. Target has previously made available to Parent true and correct copies of (i) the audited balance sheets of Target as of December 31, 2013 and 2014, and (ii) the related audited statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2013 and 2014 (the “Target Financial Statements,”), accompanied by the audit report of Mauldin & Jenkins, LLC (as to the fiscal year ended December 31, 2013) or Dixon Hughes Goodman LLP (as to the fiscal year ended December 31, 2014), independent public accountants with respect to Target (the balance sheet of Target as of December 31, 2014 is referenced herein as the “Target Balance Sheet” and the date of the Target Balance Sheet is the “Target Balance Sheet Date”). The Target Financial Statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of operations, changes in shareholders’ equity, cash flows and financial position of Target for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements. The Target Financial Statements (including the related notes, where applicable) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Target have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Dixon Hughes Goodman LLP has not resigned (or informed Target that it intends to resign) or been dismissed as independent public accountants for Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Except for Raymond James & Associates, Inc. and Banks Street Partners, LLC, neither Target nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Parent a complete and accurate copy of Target’s agreements with Raymond James & Associates, Inc. and Banks Street Partners, LLC.

4.8 Absence of Certain Changes or Events.

Since the Target Balance Sheet Date in the case of Section 4.8(a), and since the Target Balance Sheet Date through the date of this Agreement in the case of Sections 4.8(b)-(s), and except, in each case, as set forth on Section 4.8 of the Target Disclosure Schedule, Target has conducted its business only in the ordinary course of business consistent with past practice and Target has not:

(a) experienced a change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or prospects of Target which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect with respect to Target;

(b) other than in the ordinary course of business consistent with past practice, incurred any indebtedness for borrowed money, or assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other person;

(c)

(i) adjusted, split, combined or reclassified the Target Capital Stock;

(ii) granted any stock options, warrants, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or granted any person any right to acquire any shares of Target Capital Stock;

(iii) issued, sold or otherwise permitted to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except for the issuance of shares of Target Common Stock upon the exercise of Target Stock Options or the vesting or settlement of awards under the Target Stock Plans (and dividend equivalents thereon, if any);

(d) settled any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice, in an amount and for consideration in excess of $50,000 individually or $250,000 in the aggregate or that did or would impose any material restriction on the business of Target or the Surviving Corporation or adversely affect in any material respect the parties’ ability to consummate the Merger and the other transactions contemplated hereby;

(e) merged or consolidated Target with any other person, or restructured, reorganized or completely or partially liquidated or dissolved Target;

(f) materially restructured or materially changed Target’s investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(g) made any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may have been required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Regulatory Agency or other Governmental Entity;

(h) made, or committed to make, any capital expenditures in excess of the amounts specified in the capital expenditure budget made available to Parent prior to the date hereof plus 5%;

(i) other than in the ordinary course of business consistent with past practice, made, changed or revoked any material Tax election, changed an annual Tax accounting period, adopted or materially changed any Tax accounting method, filed any amended Tax return, entered into any closing agreement with respect to Taxes, or settled any material Tax claim, audit, assessment or dispute or surrendered any right to claim a refund of a material amount of Taxes;

(j) made an application for the opening, relocation or closing of any, or opened, relocated or closed any, branch office, loan production office or other significant office or operations facility of Target;

(k) changed its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by Target’s independent public accountants;

(l) entered into any contract or commitment of more than $100,000 individually, or $250,000 in the aggregate, per annum other than purchases or sales of investment securities, the creation of deposit liabilities, and the making of loans and loan commitments, all in the ordinary course of business consistent with past practice;

(m) granted any increase in the base pay of any employee or granted any increase in or established any bonuses, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options), stock purchase or other employment benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers, or employees of Target (other than normal salary adjustments to employees made in the ordinary course of business consistent with past practice), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any material bonus, or the taking of any action not in the ordinary course of business consistent with past practice with respect to the compensation or employment of directors and officers of Target;

(n) amended the Target Charter or the Bylaws of Target;

(o) made any material change in the credit policies or procedures of Target, the effect of which was or is to make any such policy or procedure less restrictive in any respect;

(p) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than (i) investments in securities in Target’s investment portfolio in the ordinary course of business consistent with past practice or (ii) loans and loan commitments purchased, sold, made or entered into in the ordinary course of business consistent with past practice;

(q) entered into any lease of real or personal property, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice;

(r) declared, set aside or paid any dividend or distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of Target Capital Stock or any securities or obligations convertible into or exchangeable for any shares of Target Capital Stock or any redemption, purchase or other acquisition of its securities, other than dividends on the Target Series A Preferred Stock in accordance with the terms of the Target Series A Preferred Stock; or

(s) entered into any agreement, whether oral or written, to do or make any commitment to do or adopted any board resolution or committee resolution to do any of the foregoing.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, Target is not a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated banks) imposed upon Target or the assets of Target that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Target has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) Target has (i) properly and timely withheld all Taxes required to be withheld, and (ii) properly remitted to the proper taxing authority all Taxes required to be remitted for which the remittance deadline has passed, with respect to amounts paid or owed to any employee, independent contractor, stockholder or other third party.

(c) With respect to any period for which the applicable statute of limitations has not expired, Target is not delinquent in the payment of any Tax. Target has not executed any agreements or waivers extending any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(d) Target does not have any material liabilities for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet to the extent required by GAAP, whether asserted or unasserted, contingent or otherwise, and Target has no knowledge of any basis for the assertion of any such liability for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target. Target has not received from any Governmental Entity (including jurisdictions where Target has not filed Tax returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Target. Section 4.10(e) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to Target for taxable periods ended on or after December 31, 2011, indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. Target has made available to Parent complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target filed or received since January 1, 2012.

(f) Except as set forth in Section 4.10(f) of the Target Disclosure Schedule, Target is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Target is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party, and Target has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax. Target (A) is not and has never been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes, or (B) does not have any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Target has not been within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 the Code.

(h) Target has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) Target will not be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(j) Target has made available to Parent true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(k) Target has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Target Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each employee of Target as of the date of this Agreement, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2014 bonus, 2015 bonus target, sick and vacation leave and paid time off that is accrued but unused, and services credited for purposes of vesting and eligibility under any Target Benefit Plan. Section 4.11(a) of the Target Disclosure Schedule also sets forth the name of any independent contractors who render services on a regular basis to, or are under contract with, Target. There is no collective bargaining agreement in effect between Target and any labor unions or organizations representing any of the employees of Target. Target has not experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Target, there is no strike, labor dispute or union organization activity pending or threatened affecting Target.

(b) Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target is terminable at the will of Target, and Target is not a party to any employment, non-competition, severance or similar contract or agreement with any employee of Target (and copies of all such agreements have been provided or made available to Parent and Acquiror). Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, no employee of Target has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target intends to terminate his or her employment with Target. To the knowledge of Target, no employee of Target is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target that adversely affects the performance of that employee’s duties as an employee of Target.

(c) Target is, and since January 1, 2012, has been, in compliance in all material respects with any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target.

4.12 Employee Benefits

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten), sponsored, maintained or contributed to or required to be contributed to by Target or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target or any Target ERISA Affiliate, or with respect to which Target or any Target ERISA Affiliate otherwise has any liabilities or obligations (the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each Target Benefit Plan, Target has delivered or made available to Parent complete copies of each of the following documents: (i) a copy of each written Target Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Target Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the Internal Revenue Service; (vi) any actuarial reports; (vii) all material correspondence with the Internal Revenue Service, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan; (viii) with respect to each Target Benefit Plan subject to Title IV of ERISA, if any, a copy of the three (3) most recent Form PBGC-1 reports; (ix) all discrimination tests for each Target Benefit Plan for the three (3) most recent plan years, if any; and (x) any other material related material or documents regarding the Target Benefit Plan. Target has disclosed or made available to Parent and Acquiror the terms and conditions of any unwritten Target Benefit Plan.

(e) Except as identified in Section 4.12(a) of the Target Disclosure Schedule referenced above or as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in all material respects in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Target Benefit Plan, (iii) with respect to each Target Benefit Plan, if any, which is subject to Title IV of ERISA, the present value of accrued benefits under such Target Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Target Benefit Plan’s actuary with respect to such Target Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Target Benefit Plan allocable to such accrued benefits, (iv) all contributions due and payable by Target with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (v) neither Target nor, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target or any Target Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Except as set forth in Section 4.12(f) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target from Target under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan, and no employee of Target is entitled to any gross-up or otherwise entitled to indemnification by Target or any Target ERISA Affiliate for any violation of Section 409A of the Code.

4.13 Compliance with Applicable Law.

(a) Except as set forth in Section 4.13(a) of the Target Disclosure Schedule, Target holds, and has at all times since January 1, 2012 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of its business under and pursuant to each (and has paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened, and Target has since January 1, 2012 complied in all material respects with, and is not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Target is and since January 1, 2012 has been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target has established and maintains a system of internal controls designed to ensure material compliance by Target with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, Target has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. Neither Target nor any director, officer or employee of Target has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except for contracts, arrangements, commitments or understandings relating to loans or other extensions of credit, and except as disclosed in Section 4.14(a) of the Target Disclosure Schedule, Target is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees other than, in the case of employees that are not officers, in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Target, Acquiror, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which materially restricts the conduct of any line of business by Target or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a banking corporation may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) that would solely as a result of consummation of the Merger require the payment by Target or the Surviving Corporation of amounts in excess of $50,000 individually or $250,000 in the aggregate, or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits under which will be increased, or the vesting of the benefits under which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract”, and Target does not have knowledge of, and has not received notice of, any default or any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target has delivered or made available to Parent a complete and accurate copy of each Target Material Contract and all amendments or modifications to each Target Material Contract.

(b) (i) Each Target Material Contract is valid and binding on Target, and in full force and effect, (ii) Target has in all material respects performed all obligations required to be performed by it to date under each Target Material Contract, and (iii) no event or condition currently exists which constitutes or, after notice or lapse of time or both, will constitute a default on the part of Target under any such Target Material Contract, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.15 Agreements with Regulatory Agencies. Except as set forth in Section 4.15 of the Target Disclosure Schedule, Target is not subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, and has not been ordered to pay any civil monetary penalty by, or been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restrict(s) in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor, to the knowledge of Target, has Target been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) All leases for real property (each a “Lease” and collectively, the “Leases”) to which Target is a party are in full force and effect and are binding and enforceable against the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases, as amended or modified, have been provided or made available to Parent or its advisors.

(b) To the knowledge of Target, (i) Target is entitled to and has exclusive possession of the real estate subject to the Leases (the “Real Estate”), (ii) the Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s use of the Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Real Estate other than Target, and (iv) there are no easements of any kind in respect of the Real Estate materially and adversely affecting the rights of Target to use the Real Estate for the conduct of its business.

(c) With respect to the Real Estate:

(i) Target is not in material default under the terms of the Leases;

(ii) to the knowledge of Target, the lessor is not in material default under any of the terms of the Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially affect the use and operation of the Real Estate as currently being used and operated by Target, and (B) there are no special assessment proceedings affecting the Real Estate;

(iv) to the knowledge of Target, none of the Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Real Estate are adequate for Target’s existing use and operation of the Real Estate and all such facilities enter the Real Estate directly from public rights-of-way or other public facilities.

(d) To the knowledge of Target, the Real Estate is zoned for the purposes for which it is being used by Target.

4.17 Interest Rate Risk Management Instruments. Except as set forth in Section 4.17 of the Target Disclosure Schedule, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Derivative Contracts”), whether entered into for the account of Target, or for the account of a customer of Target, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target enforceable in accordance with the terms thereof (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target has duly performed in all material respects all of its material obligations under the Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except for liabilities and obligations (i) set forth or adequately provided for in the Target Balance Sheet, (ii) incurred in the ordinary course of business and consistent with past practice since the Target Balance Sheet Date, or (iii) set forth in Section 4.18 of the Target Disclosure Schedule, Target does not have any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target.

4.19 Insurance. Section 4.19 of the Target Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of Target are covered or otherwise relating to the business of Target, including policy numbers, names and addresses of insurers and type of liability or risk covered, amounts of coverage, limitations and deductions and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Target has paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of its obligations under, each such insurance policy. The policy limits of insurance policies currently in effect covering assets, employees and operations of Target have not been materially eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Section 4.20(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of (except for “goodwill” and “other confidential information,” which are not required to be set forth on such schedule but shall still constitute “Intellectual Property” as defined in this Section 4.20) all (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all registrations and applications related to the foregoing; (ii) patents, inventions and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for the same); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $20,000 or less (“Software”); (v) technology, trade secrets, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (vi) licenses for any of the foregoing (the “Intellectual Property”) used in or held for us in the conduct of the business of Target (the “Target Intellectual Property”). Target owns or has a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target as currently conducted. The Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and Target has not received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of target, the conduct of the business of Target does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in any material loss or impairment of the right of Target to own or use any of the Target Intellectual Property. All information technology equipment, Software and systems used in and necessary to the conduct of the business of Target operate and perform in all material respects in accordance with their documentation and functional specifications and as necessary for the conduct of the business of Target. No material trade secret or other material confidential information has been disclosed or authorized to be disclosed by Target or its authorized representatives to any person, other than pursuant to a non-disclosure agreement that protects the proprietary interests of Target in and to such material trade secrets and confidential information. Target has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(b) Target has in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of Target’s information technology systems, Software owned or purported to be owned by Target (“Target-Owned Software”), and all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and Target is in compliance in all material respects with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2012, have not been any, pending or, to the knowledge of Target, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target (or any acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Section 4.21 of the Target Disclosure Schedule sets forth as of March 31, 2015, the investment securities of Target, as well as any purchases or sales of such securities between March 31, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after March 31, 2015. Except as set forth in Section 4.21 of the Target Disclosure Schedule, Target has not purchased or sold any such securities listed and described thereon. Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, Target does not own any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

4.22 Regulatory Capitalization. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, Target is not a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of March 31, 2015, over sixty (60) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of March 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Target or any bank examiner, together with the principal amount of each such Loan and the account number of the borrower thereunder and (y) each asset of Target that as of March 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of March 31, 2015.

(c) Each Loan held in Target’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) There are no oral modifications or amendments related to the Target Loans that are not reflected in the written records of Target. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, all currently outstanding Target Loans are owned by Target free and clear of any Liens. No claims of defense as to the enforcement of any Target Loan have been asserted in writing against Target for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Target and with all applicable federal, state and local laws, regulations and rules. The loan documents with respect to each such Target Loan are complete and correct in all material respects.

(f) Target is not now nor has it ever been since January 1, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Target is not a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target to repurchase from any such person any Loan or other asset of Target, unless there is a material breach of a representation or covenant by Target.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in the Target Balance Sheet was, as of the Target Balance Sheet Date, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Trust Business; Administration of Fiduciary Accounts. Target has in all material respects properly administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable laws and regulations. Neither Target, nor to Target’s knowledge, any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are in all material respects true and correct and accurately reflect the assets of such fiduciary account.

4.26 Investment Management and Related Activities. Except as set forth on Section 4.26 of the Target Disclosure Schedule, neither Target nor any of its directors, officers or employees is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency.

4.27 Repurchase Agreements. With respect to all agreements pursuant to which Target has purchased securities subject to an agreement to resell, if any, Target has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.28 Deposit Insurance. The deposits of Target are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Target has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.29 CRA, Anti-money Laundering and Customer Information Security. Target is not a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Target’s knowledge, no facts or circumstances exist which would cause Target: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of Target has adopted and Target has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Target to, and Target is not otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target and other than deposits held by Target or Loans made by Target in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target and any of its affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.31 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target, or that could reasonably be expected to result in the imposition on Target of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of Target, threatened against Target, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Target is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.32 State Takeover Laws. The Board of Directors of Target has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to Target, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby.

4.33 Reorganization. As of the date of this Agreement, Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.34 Information Supplied. None of the information supplied or to be supplied by Target for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Parent or Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

4.35 Internal Controls. Except as set forth on Section 4.35 of the Target Disclosure Schedule, (i) Target has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) no material weaknesses in internal controls or reportable conditions existed as of the Target Balance Sheet Date. Target (i) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Target is made known to the management of Target, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s independent registered public accounting firm and the audit committee of Target’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal control over financial reporting. Target has made available to Parent a summary of any such disclosure made by management to Target’s auditors and audit committee since January 1, 2012.

4.36 Directors and Officers. Section 4.36 of the Target Disclosure Schedule lists each of the directors and “executive officers” (as such term is defined in 12 C.F.R. 215.2) of Target.

4.37 Opinion of Target Financial Advisor. The Board of Directors of Target has received an opinion of Raymond James & Associates, Inc., dated the date of this Agreement (and if it is in writing, has provided a copy to Parent), to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the consideration to be received by the holders of Target Common Stock in connection with the Merger is fair, from a financial point of view, to the holders of Target Common Stock.

4.38 No Further Representations. Except for the representations and warranties set forth in Article IV of this Agreement, Target does not make, and shall not be deemed to make, any representation or warranty to Parent or Acquiror, express or implied, with respect to the transactions contemplated by this Agreement, and Target hereby disclaims any such representation or warranty not set forth in Article IV of this Agreement.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Target Disclosure Schedule), as required by law, at the written direction of a Governmental Entity or Regulatory Agency, or as consented to by Parent (which consent shall not be unreasonably withheld), Target shall (a) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Parent Disclosure Schedule), as required by law, at the direction of a Governmental Entity or Regulatory Agency, or as consented to by Target (which consent shall not be unreasonably withheld), each of Parent and Acquiror shall, and shall cause their Subsidiaries to, (x) conduct their business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws and (y) perform their covenants and agreements under this Agreement.

5.2 Target Forbearances During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, as required by law, or at the written direction of a Governmental Entity or Regulatory Agency, Target shall not without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Cincinnati, and sales of certificates of deposit);

(b) (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends due and payable by Target to holders of Target Series A Preferred Stock in accordance with the terms of the Target Series A Preferred Stock, and (2) if permitted under the Target Stock Plans, the acceptance of shares of Target’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Target’s Stock Options; (iii) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except pursuant to the exercise of Target Stock Options outstanding as of the date of this Agreement;

(c) (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (v) except as required under any existing plan, grant or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Stock Options;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target to any person or cancel, release or assign any indebtedness owed to Target that is material to Target to any such person or any claims held by any such person that are material to Target, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to Target, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Charter or Target’s Bylaws or otherwise take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

(j) (i) terminate, materially amend, or waive any material provision of any Target Material Contract or Lease, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a Target Material Contract or Lease if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(n) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Target’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

(o) other than settlement of foreclosure actions in the ordinary course of business consistent with past practice, enter into any settlement or similar agreement with respect to any material action, suit, proceeding, order or investigation to which Target is or becomes a party after the date of this Agreement;

(p) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(r) make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

(s) except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Section 5.2(s) of the Target Disclosure Schedule, make, renegotiate, increase, or modify any (i) unsecured new loan over $1,000,000 or aggregate issuances of new unsecured loans of greater than $15,000,000 (ii) loan in excess of Federal Financial Institutions Examination Council regulatory guidelines relating to loan to value ratios, (iii) secured loan over $10,000,000 (iv) loan with a duration of more than 120 months or (v) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Target (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $10,000,000;

(t) other than in connection with the making of loans otherwise permitted by Section 5.2(s), make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Target;

(u) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(v) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(w) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(x) hire any person as an employee of Target, except for at-will employees to fill vacancies that may arise from time to time in the ordinary course of business;

(y) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(z) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent and Acquiror Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, neither Acquiror nor Parent, as the case may be, shall or shall permit any of their Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Parent shall promptly prepare and Parent shall file with the SEC the Proxy Statement/Prospectus and Parent shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Parent shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated or made available on the SEC’s EDGAR database to the shareholders of Parent and mailed or delivered to the shareholders of Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications,

notices, petitions and filings to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties; provided, however, that in no event shall Parent or Acquiror be required to agree to any prohibition, limitation, or other requirement which (i) would prohibit or materially limit the ownership or operation by Target, or by Parent or Acquiror or any of their Subsidiaries, of all or any material portion of the business or assets of Target or Parent or Acquiror or any of their Subsidiaries, (ii) compel Parent or Acquiror or any of their Subsidiaries to dispose of all or any material portion of the business or assets of Target or of Parent or Acquiror or any of their Subsidiaries or continue any portion of any Target Regulatory Agreement against Parent or Acquiror or any of their Subsidiaries after the Merger or (iii) would reasonably be expected to have a Material Adverse Effect on Parent after giving effect to the Merger (together, the “Burdensome Conditions”); provided, further, however, that (1) any prohibition, limitation or other requirement imposed by a Governmental Entity or Regulatory Agency which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (2) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Parent and Acquiror shall negotiate in good faith with the relevant Governmental Entity or Regulatory Agency to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) days after the date of this Agreement, Parent and Acquiror shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with each other party hereto with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Parent and Acquiror, on the one hand, and Target, on the other hand, will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or other statement or application made by or on behalf of Parent or Acquiror or Target to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Parent and Acquiror, on the one hand, and Target, on the other hand, shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent and Acquiror or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain information filed under a claim of confidentiality (except for the Interagency Bank Merger Act Application) and, in each case, subject to applicable laws relating to the exchange of information.

(c) Each of Target, on the one hand, and Acquiror or Parent, on the other hand, shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Target, Parent, Acquiror or any of their respective Subsidiaries to any Governmental Entity or Regulatory Agency in connection with the Merger and the other transactions contemplated by this Agreement. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus.

(d) Each of Target, on the one hand, and Parent or Acquiror, on the other hand, shall promptly advise the other upon receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

(e) Parent and Acquiror, on the one hand, and Target, on the other hand, shall promptly furnish each other with copies of written communications received by Parent, Acquiror or Target, as the case may be, or delivered by either of Parent, Acquiror or Target, to any Governmental Entity or Regulatory Agency in respect of the transactions contemplated by this Agreement.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Target shall afford to the officers, employees, accountants, counsel and other representatives of Parent or Acquiror, reasonable access, during normal business hours during the period prior to the Effective Time, to all of Target’s properties, books, contracts, commitments and records and, during such period, Target shall make available to Parent or

Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Target is not permitted to disclose under applicable law) and (ii) all other information concerning Target’s business, properties and personnel as Parent or Acquiror may reasonably request. Target shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Target’s customers, jeopardize the attorney-client privilege attached to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Non-Disclosure and Confidentiality Agreement dated as of November 10, 2014, entered into by and between Parent and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof; provided, however, that, effective as of the Effective Time, all confidential information of Target will be deemed to be “Confidential Information” of Parent and will be subject to the protections set forth therein for the benefit of Parent.

(c) No investigation by any of the parties or their respective representatives pursuant to this Section 6.2 shall affect the representations and warranties of the other party or parties set forth herein.

6.3 Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Charter and Target’s Bylaws, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of Target’s shareholders voting upon proposals to adopt and approve this Agreement and the Merger. The Board of Directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the vote in favor of the adoption of this Agreement and the transactions contemplated hereby required by the TBCA and the Target Charter and Target’s Bylaws, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby (such approval the “Target Shareholder Approval”).

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) if on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Legal Conditions to Merger. Each of Target, Parent and Acquiror shall, and Parent shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Parent, Acquiror or Target in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Quotation or Listing. Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be qualified for quotation or listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) Within one year following the Effective Time (but in the case of the Parent’s 401(k) Plan beginning with the first full payroll period that commences following the Effective Time or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Parent Benefit Plans and the cash and equity incentive plans of Parent (the “Parent Incentive Plans”), the employees of Target as of the Effective Time (the “Target Employees”) will be eligible to participate in the Parent Benefit Plans and Parent Incentive Plans in which similarly situated employees of Acquiror or its Subsidiaries participate, to the same extent as similarly situated employees of Acquiror or its Subsidiaries (it being understood that inclusion of Target Employees in the Acquiror Benefit Plans and the Parent Incentive Plans may occur at different times with respect to different plans) except as provided below.

(b) To the extent not prohibited by applicable legal requirements, the employees of Target employed by Acquiror or any of its Affiliates after the Effective Time (the “Continuing Employees”) shall, for a period of at least nine (9) months following the Effective Time (the “Protected Period”), be entitled to the same or better annual salary or hourly wages to which the Continuing Employees were entitled on the Closing Date.

(c) With regard to Target Employees identified on Schedule 6.6(c), and to the extent that during the Protected Period a Continuing Employee other than a Target Employee identified on Schedule 6.6(c) is terminated without cause, Acquiror shall pay or cause to be paid, severance pay in an amount equal to the amounts set forth on Schedule 6.6(c). For purposes of this Section 6.6, “cause” shall have the same meaning as provided in any employment agreement between any Continuing Employee and Parent or any Affiliate of Parent on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Parent or any Affiliate of Parent; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Parent’s Board of Directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Parent or any Affiliate of Parent; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Parent or any Affiliate of Parent during regular business hours; (5) a conviction or plea of guilty or NOLO CONTENDERE to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Parent or any Affiliate of Parent are party.

(d) With respect to each Parent Benefit Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, but not for purposes of benefit accrual, service with Target shall be treated as service with Acquiror; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Benefit Plan shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Target Benefit Plan. Target Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plans and to the extent permissible by the applicable insurer.

(e) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will assume and honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between Target and any of its employees (that are listed on Section 6.6(e) of the Target Disclosure Schedule), which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target and any of its current or former directors, officers, employees or consultants.

(f) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will, and will cause any applicable Parent Benefit Plan to, provide or pay when due to the Target Employees all benefits and compensation pursuant to Target Benefit Plans in effect on the date hereof earned or accrued through, and to which such individuals are entitled, as of the Effective Time (or such later time as such Target Benefit Plans as in effect at the Effective Time are terminated or canceled by Acquiror or the Surviving Corporation) subject to compliance with the terms of this Agreement.

(g) At the Effective Time, Target shall cease contributions to and terminate Target’s 401(k) Plan, and shall (a) adopt written resolutions (a copy of which shall be delivered to Parent and Acquiror at the Closing) to terminate the 401(k) Plan and 100% vest all participants under the 401(k) Plan, such termination and vesting to be effective immediately prior to the Effective Time; and (ii) deliver to Parent and Acquiror, prior to the Closing, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets. Parent and Acquiror reserve the right to suspend the distribution of benefits from the 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan and the completion of final testing and record keeping for the 401(k) Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target, or who is or was serving at the request of Target as a director, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of its predecessors or is or was serving at the request of Target or any of its predecessors as a director, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent and Acquiror shall indemnify, defend and hold harmless each such Indemnified Party to the same extent as such Indemnified Party is indemnified as of the date of this Agreement by Target pursuant to the Target Charter, Target’s Bylaws, and any indemnification agreements in existence as of the date hereof (copies of which have been provided to Parent and Acquiror) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Parent and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Parent and the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent and the Surviving Corporation shall cause to be maintained policies of insurance which, in Parent’s and the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Parent, may (and at the request of Parent, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as appropriate, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time before or after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.9 Advice of Changes. Each of Target, on the one hand, and Parent and Acquiror, on the other hand, shall promptly advise the other party or parties to this Agreement of any fact, change, event or circumstance (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, change, event or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied or provide a basis for terminating this Agreement.

6.10 Acquisition Proposals.

(a) Target and each of its affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target (each a “Target Representative”)) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. From the date of this Agreement through the Effective Time, Target shall not, nor shall it authorize or permit any Target Representative to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any Target Representative, whether or not such Target Representative is so authorized and whether or not such Target Representative is purporting to act on behalf of Target or otherwise, shall be deemed to be a breach of this Agreement by Target.

(b)

(i) Notwithstanding the foregoing, the Board of Directors of Target shall be permitted, prior to the Target Shareholders’ Meeting, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its Board of Directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal if and only to the extent that the Board of Directors of Target concludes in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that failure to take such actions would result in violation of its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.10; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Target shall have provided notice to Parent and Acquiror of its intention to provide such information, and shall have provided such information to Parent and Acquiror if not previously provided to Parent and Acquiror, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall include customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not provide such person with any exclusive right to negotiate with Target.

(ii) In addition to the obligations of Target under Section 6.10(d), Target shall notify Parent and Acquiror promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within 48 hours, notify Parent and Acquiror, orally and in writing, if it enters into discussions, negotiations or other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep Parent and Acquiror informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.10 shall prohibit Target from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Target agrees that (i) it will and will cause the Target Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party with respect to any Acquisition Proposal.

(d) Target’s Board of Directors shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Parent or Acquiror, its recommendation referred to in Section 6.3(a), or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Target shall not, and Target’s Board of Directors shall not allow Target to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining the Target Shareholder Approval, Target’s Board of Directors may, if it determines in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that the failure to do so would violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d), make an Adverse Recommendation Change; provided that Target may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Target shall not have breached Section 6.3 or this Section 6.10 in any material respect and (y):

(i) within three (3) business days after notice to Parent and Acquiror of receipt of an Acquisition Proposal, Target’s Board of Directors determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d);

(ii) Target has given each of Parent and Acquiror at least ten (10) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused Target Representatives to negotiate, in good faith with Parent and Acquiror during such notice period to the extent Parent or Acquiror wishes to negotiate, to enable Parent or Acquiror to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) Target’s Board of Directors, following the final of such ten (10) (or five (5), as applicable) business day period (as described below) again determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate its fiduciary duties under applicable law.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Parent and Acquiror a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.10(d) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) business days (rather than the ten (10) business days referenced in clause (D) above).

(e) Subject to Section 8.1(j) (and in that case, only if Target shall have complied in all material respects with its obligations under Section 6.3 and this Section 6.10), nothing in this Section 6.10 shall permit Target to terminate this Agreement or affect any other obligation of Target under this Agreement. Unless this Agreement has been terminated, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of Target, (x) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Target or 20% or more of the assets of Target, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Target, or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target, in each case other than the transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of Target concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.10(f) except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target will furnish to Parent (a) financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s Board of Directors or any committee thereof relating to the financial performance and risk management of Target.

6.12 Exemption from Liability under Section 16(b). Prior to the Effective Time, Parent and Target shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Target Common Stock and Target Stock Options by shareholders or optionholders of Target in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of Target Capital Stock entitled to vote thereon (such requisite affirmative vote referred to herein as the “Requisite Shareholder Approval”).

(b) Listing or Quotation. The shares of Parent Common Stock which shall be issued to the shareholders of Target upon consummation of the Merger shall have been qualified for quotation on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC or TDFI and any other approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger or those the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits, materially restricts or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Acquiror set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent and Acquiror set forth in Section 3.1(a), 3.1(b), 3.1(c),

3.2(b) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent and Acquiror set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Parent. Target shall have received a certificate signed on behalf of each of Parent and Acquiror by the Chief Executive Officer and the Chief Financial Officer of each of Parent and Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to such effect.

(c) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d) Tax Opinion. Target shall have received an opinion of Butler Snow LLP, legal counsel to Target, dated as of the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Acquiror and Parent. The obligation of Acquiror and Parent to effect the Merger is also subject to the satisfaction or waiver by Acquiror and Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Section 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Target set forth in Section 4.1(a), 4.1(b), Section 4.2(b), 4.2(c), and Section 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Parent and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Regulatory Agreements. There shall be no Target Regulatory Agreements in effect that would have a Material Adverse Effect on Parent after the Effective Time.

(d) Dissenters’ Rights. Holders of no more than ten percent (10%) of the outstanding shares of Target Common Stock shall have exercised dissenters’ rights in accordance with the TBCA and not effectively withdrawn or otherwise lost their respective rights to appraisal with respect to their respective shares of Target Common Stock.

(e) Employment or Change-in-Control Agreements. Employment, or Change-in-Control, Agreements, substantially in the forms of Exhibit B-1 and B-2 attached hereto, shall have been executed by those individuals listed on Schedule 7.3(e) attached hereto (the “Affected Employees”) and, subject to the Target, Parent or Acquiror on the Closing Date making such payments as would have been owed to the Affected Employees pursuant to Section 5(b) of each such Affected Employee’s employment agreement had the Merger been consummated without the termination of such employment agreements and the Affected Employees’ employment had been terminated without cause immediately prior to or immediately following the Merger, such individuals and the Target shall have terminated each Affected Employee’s then existing employment agreement effective as of immediately prior to the Effective Time.

(f) Tax Opinion. Parent and Acquiror shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Parent and Acquiror, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent and Acquiror, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Target:

(a) by mutual consent of Parent and Target in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either Parent or Target, if a Governmental Entity or Regulatory Agency that must provide Parent, Acquiror or Target with a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable, or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Parent or Target, if the Merger shall not have been consummated on or before December 31, 2015; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Parent or Target (provided that, if Target is the party seeking to terminate this Agreement, it shall not be in material breach of any of its obligations under Section 6.3 and Section 6.10), if any approval of the shareholders of Target required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at the Target Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by Parent or Acquiror) or Section 7.3(a) (in the case of a breach of a representation or warranty by Target);

(f) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach shall not have been cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party entitled to the benefit of such covenant or agreement not to consummate the transactions contemplated hereby under Section 7.2(b) or Section 7.2(c) (in the case of a breach of covenant or agreement by Parent or Acquiror) or Section 7.3(b) (in the case of a breach of covenant or agreement by Target);

(g) by Parent if (i) the Board of Directors of Target does not publicly recommend in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, (ii) after recommending in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, the Board of Directors of Target shall have effected any Adverse Recommendation Change, or (iii) Target materially breaches its obligations under this Agreement by reason of a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus or a failure to call a meeting of its shareholders in accordance with Sections 6.1 and 6.3, respectively;

(h) by Parent, if the Board of Directors of Target has authorized, recommended, or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or Parent or if Target otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement;

(i) by Target, if both (i) the Average Closing Price (as defined below) is less than $40.00 and (ii) (1) the number obtained by dividing the Average Closing Price by the average closing price per share of Parent Common Stock on NASDAQ for the ten (10) consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (2) the difference between (x) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date, rounded to four decimal places, minus (y) 0.20. For purposes of this Section 8.1(i), “Average Closing Price” means the average closing price per share of Parent Common Stock as reported on NASDAQ for the ten (10) consecutive trading days ending on (and including) the Determination Date; “Determination Date” means that certain date which is the fifth business day prior to the Closing Date; “Index Value” on a given date shall mean the closing index value for the NASDAQ Bank Index as reported by Bloomberg, L.P.; and “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement; or

(j) by Target, at any time prior to the approval of this Agreement by the shareholders of Target, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Target is not in material breach of any of its obligations under Section 6.3 or Section 6.10 of this Agreement; provided that any such purported termination pursuant to this Section 8.1(j) shall be void and of no force or effect unless Target has paid the Termination Fee (as defined below) in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Target or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties to this Agreement or their respective officers or directors, except (A) with respect to Sections 6.2(b), 8.2, and 8.3 and Article IX, which shall survive such termination and (B) notwithstanding anything to the contrary contained in this Agreement, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3 Termination Fee.

(a) Target shall pay Parent, by wire transfer of immediately available funds, the sum of $8,200,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(h) (or if this Agreement is terminated pursuant to Section 8.1(c), but at the time of such termination Parent could have terminated this Agreement pursuant to Sections 8.1(g) or 8.1(h)), then Target shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either Parent or Target shall terminate this Agreement pursuant to Section 8.1(d) because the required Target Shareholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the Target Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced by or otherwise communicated or made known to senior management or to the Board of Directors of Target (a “Public Proposal”), which has not been withdrawn prior to the date of the termination of this Agreement, and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal;

(iii) if (A) Parent or Target shall terminate this Agreement pursuant to Section 8.1(c) or Parent shall terminate this Agreement pursuant to Section 8.1(e) or (f), and (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to Target that has not been withdrawn prior to such termination and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above) that is the subject of such Public Proposal, then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal; or

(iv) if Target shall terminate this Agreement pursuant to Section 8.1(j).

For purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) If Target fails to pay the Termination Fee payable under this Section 8.3 on the dates specified, then Target shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by Parent to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received.

(c) The parties acknowledge (i) that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, (ii) that, without these agreements, the parties would not have entered into this Agreement and (iii) except in the event of fraud or a termination of this Agreement resulting from the willful or intentional breach in any material respect of this Agreement by Target, the Termination Fee provided for in Section 8.3 shall be the sole and exclusive remedy of Parent and Acquiror in the event of the termination of this Agreement in any of the manners stipulated in Section 8.3.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than 5 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless another date or time is agreed to in writing by Parent and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.13, Section 2.2, Section 6.6, Section 6.7 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Target and Parent.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with a copy to:

CapitalMark Bank & Trust 801 Broad St # 100 Chattanooga, TN 37402 Attn: R. Craig Holley Facsimile: (423) 756-2578	Adam G. Smith Butler Snow LLP 150 Third Avenue South, Suite 1600 Nashville, TN 37201 Facsimile: (615) 651-6701

(b) if to Acquiror or Parent, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, TN 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bob F. Thompson Bass, Berry & Sims PLC 150 Third Avenue South, Suite 900 Nashville, TN 37201 Facsimile: (615) 742-6262

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Parent Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Parent or Acquiror means the actual knowledge of any of the officers of Parent or Acquiror listed on Section 9.5 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Nashville, Tennessee are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) made available specifically for review in person by the other party or (ii) contained and accessible for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Firmex established by Target in connection with the transactions contemplated hereby to which Parent and Acquiror and their designated representatives had access rights during such period or the online portal used by Parent to make information available to its board of directors to which Target and its designated representatives had access rights during such period.

9.6 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Target Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in a court of record of, or in any federal court located in, that county in the State of Tennessee in which the principal executive office of such other party is located, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of NASDAQ, neither Target nor Parent or Acquiror shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Parent, in the case of a proposed announcement or statement by Target, or Target, in the case of a proposed announcement or statement by Parent or Acquiror, which consents shall not be unreasonably withheld or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, and, from and after the Effective Time, but only if the Effective Time shall occur, except for the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Stock Options under Section 1.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Board of Directors of Parent, Acquiror and Target.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	PINNACLE BANK:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	CAPITALMARK BANK & TRUST:

/s/ Grady P. Williams	By:	/s/ R. Craig Holley
Secretary	Name:	R. Craig Holley
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquiror	First Paragraph
Acquiror Charter	1.
Acquisition Proposal	6.10(f)
Adverse Recommendation Change	6.10(d)
Affected Employees	7.3(e)
Affiliate	9.5
Agreement	First Paragraph
Articles of Merger	1.2
Anti-Money Laundering Laws	3.13(b)
Assumed Stock Option	1.7(a)
Average Closing Price	8.1(i)
BHC Act	3.1(b)
Burdensome Conditions	6.1(b)
Business Day	9.5
Bylaws	1.10
Cash Consideration	1.4(a)
Cash Election	1.4(b)(ii)
Cash Election Number	1.4(b)(i)
Certificate	1.4(c)
Closing	9.1
Closing Date	9.1
Code	Recitals
Combination Election	1.4(b)(ii)
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(b)
Derivative Contracts	4.17
Determination Date	8.1(i)
DPC Shares	1.4(a)
Effective Time	1.2
Election Deadline	1.4(b)(iii)
ERISA	3.11(b)
Exchange Act	3.12
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	4.28
FDIC	3.4

Form of Election	1.4(b)(ii)
Form S-4	3.4
FRB	3.5
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.7(a)
Index Availability Date	8.1(i)
Index Value	8.1(i)
Intellectual Property	4.20(a)
IRS	3.11(b)
Knowledge	9.5
Lease	4.16(a)
Leases	4.16(a)
Liens	3.2(d)
Loans	4.23(a)
Mailing Date	1.4(b)(iii)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
NASDAQ	2.2(e)
OCC	3.5
OREO	4.23(b)
Other Regulatory Approvals	3.4
Parent	First Paragraph
Parent Benefit Plans	3.11(a)
Parent Capital Stock	3.2
Parent Common Stock	1.4(a)
Parent Disclosure Schedule	Article III
Parent ERISA Affiliate	3.11(b)
Parent Form 10-K	3.15
Parent Incentive Plans	6.6(a)
Parent Preferred Stock	3.2(a)
Parent Reports	3.12
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Person	9.5
Premium Cap	6.7(b)
Protected Period	6.6(b)
Proxy Statement/Prospectus	3.4
Public Proposal	8.3(a)(ii)
Real Estate	4.16(b)
Regulatory Agencies	3.5

Representative	1.4(b)(ii)
Requisite Shareholder Approval	7.1(a)
SBLF Redemption	1.8
Section 16 Information	6.12
Securities Act	3.4
Software	4.20(a)
Starting Date	8.1(i)
State Regulator	3.5
Stock Consideration	1.4(a)
Stock Election	1.4(b)(ii)
Stock Election Number	1.4(b)(i)
Subsidiary	3.1(c)
Superior Proposal	6.10(g)
Surviving Corporation	Recitals
Target	First Paragraph
Target Balance Sheet	4.6
Target Balance Sheet Date	4.6
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Charter	4.1(b)
Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Disclosure Schedule	Article IV
Target Dissenting Shares	1.4(e)
Target Employees	6.6(a)
Target ERISA Affiliate	4.12(a)
Target Financial Statements	4.6
Target Insiders	6.12
Target Intellectual Property	4.20(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Preferred Stock	4.2 (a)
Target Regulatory Agreement	4.15
Target Representative	6.10(a)
Target Series A Preferred Stock	4.2(a)
Target Shareholder Approval	6.3(a)
Target Shareholders’ Meeting	6.3(a)
Target-Owned Software	4.20(b)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Tax	3.10(b)
Taxes	3.10(b)
TBCA	1.1

TDFI	3.4
Termination Fee	8.3(a)
Trust Account Shares	1.4(a)
Voting Agreements	Recitals
Voting Debt	3.2(b)

A-4